     As filed with the Securities and Exchange Commission on June 19, 1995
                                           Registration No. ____________________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             --------------------

                          SOMATIX THERAPY CORPORATION
             (Exact name of registrant as specified in its charter)

    DELAWARE                         3827                        94-2762045
 (State or other              (Primary Standard               (I.R.S. Employer
 jurisdiction of                  Industrial                 Identification No.)
incorporation or             Classification Code
  organization)                    Number)

                             --------------------

                          950 Marina Village Parkway
                            Alameda, CA 94501-1034
                                (510) 748-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                David W. Carter
                      Chairman of the Board, President and
                            Chief Executive Officer
                          SOMATIX THERAPY CORPORATION
                           950 Marina Village Parkway
                             Alameda, CA 94501-1034
                                 (510) 748-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             --------------------

                                   Copies to:

J. STEPHAN DOLEZALEK, ESQ.                           BRIAN W. PUSCH, ESQ.
  SONYA F. ERICKSON, ESQ.                        LAW OFFICES OF BRIAN W. PUSCH
BROBECK, PHLEGER & HARRISON                             PENTHOUSE SUITE
   TWO EMBARCADERO PLACE                              29 WEST 57TH STREET
      2200 GENG ROAD                                  NEW YORK, NY  10019
   PALO ALTO, CA  94303                                 (212) 980-0408
      (415) 424-0160

                             --------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------------------------------
                                                          Proposed maximum        Proposed maximum
     Title of each class of           Amount to be       offering price per      aggregate offering           Amount of
   securities to be registered         registered          Security (1)              price (1)            registration fee
- --------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.01 par value         2,363,895               $4.25                $10,046,554                $3,464
 per share
- --------------------------------------------------------------------------------------------------------------------------

(1) The price of $4.25 per share, which was the average of the high and low prices of the Common Stock as reported by the Nasdaq National Market on June 16, 1995, is set forth solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                        SOMATIX THERAPY CORPORATION


        Cross Reference Sheet showing the location in the Prospectus of the Items on Form S-3


                                                           Location in
          Form S-3 Item and Caption                        Prospectus
          -------------------------                        -----------

 1.  Forepart of Registration Statement
     and Outside Cover Page of Prospectus . . . . .   Outside Front Cover Page

 2.  Inside Front and Outside Back Cover
     Pages of Prospectus  . . . . . . . . . . . . .   Inside Front and Outside
                                                      Back Cover Pages

 3.  Summary Information, Risk Factors
     and Ratio of Earnings to Fixed Charges . . . .   Risk Factors

 4.  Use of Proceeds  . . . . . . . . . . . . . . .   *

 5.  Determination of Offering Price  . . . . . . .   *

 6.  Dilution . . . . . . . . . . . . . . . . . . .   *

 7.  Selling Security Holders . . . . . . . . . . .   Selling Stockholders

 8.  Plan of Distribution . . . . . . . . . . . . .   Outside Front Cover Page;
                                                      Plan of Distribution

 9.  Description of Securities to Be
     Registered . . . . . . . . . . . . . . . . . .   Description of the
                                                      Capital Stock

10.  Interests of Named Experts and
     Counsel  . . . . . . . . . . . . . . . . . . .   *

11.  Material Changes . . . . . . . . . . . . . . .   *

12.  Incorporation of Certain Information
     by Reference . . . . . . . . . . . . . . . . .   Inside Front Cover
                                                      Page

13.  Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities  . . . . . . . . . . . . . . . . .   *

- ---------------------

* Such item is inapplicable or the answer thereto is in the negative.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                                       1.

PROSPECTUS

                                2,363,895 SHARES

                          SOMATIX THERAPY CORPORATION

                                  COMMON STOCK
                          ($0.01 PAR VALUE PER SHARE)

                         _____________________________

         This Prospectus relates to the public offering, which is not being underwritten, of 2,363,895 shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock") of Somatix Therapy Corporation (the "Company"). All of the Shares may be offered by certain stockholders of the Company or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). The Shares may be offered by the Selling Stockholders from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof in connection with the Company's acquisition of Merlin Pharmaceutical Corporation (the "Acquisition"). The Shares are being registered by the Company pursuant to registration rights granted to the Selling Stockholders in connection with the Acquisition. 106,511 of the Shares are issuable upon the exercise by certain Selling Stockholders of outstanding warrants to purchase shares of Common Stock. The Selling Stockholders may effect such transactions by selling the Shares to or through broker- dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution."

         None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear certain expenses (other than fees and expenses, if any, of counsel or other advisors to the Selling Stockholders) in connection with the registration and sale of the Shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended.

         The Common Stock of the Company is traded on the Nasdaq National Market ("Nasdaq") under the symbol "SOMA." On June 16, 1995, the last sale price for the Common Stock as reported by Nasdaq was $4.3125 per share.

         The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                         ______________________________

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5.
                         ______________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is June ___, 1995.


                                       2.

No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Stockholder or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                             AVAILABLE INFORMATION

         Somatix Therapy Corporation ("Somatix" or the "Company"), is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file periodic reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, and at Room 1400, 75 Park Place, New York, New York 10007, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock of the Company is quoted on the Nasdaq National Market, and such material may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.





                                       3.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus and made a part hereof:

              (i) Annual Report on Form 10-K for the fiscal year ended June 30, 1994.

             (ii) Quarterly Report on Form 10-Q for the quarters ended September 30, 1994, December 31, 1994 and March 31, 1995.

            (iii) Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1995.

             (iv) Definitive Proxy Statement dated October 21, 1994, filed in connection with the Company's 1994 Annual Meeting of Stockholders.

              (v) Report on Form 8-K dated December 19, 1994, filed December 20, 1994, as amended February 14, 1995 and March 3, 1995.

             (vi) The description of the Company's Common Stock contained in its registration statement on Form 8-A, File No. 0-14758.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be incorporated by reference into this Prospectus and shall be deemed to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus.

         The Company will provide, upon request, without charge to each person to whom a copy of this Prospectus has been delivered, a copy of any or all of the documents which have been or may be incorporated in this Prospectus by reference, other than certain exhibits to such documents. Requests for such copies should be directed to: Investor Relations, Somatix Therapy Corporation, 950 Marina Village Parkway, Alameda, California 94501-1034; (510) 748-3000.


                                       4.

                                  RISK FACTORS


         Prospective investors in the shares of the Company's Common Stock offered hereby should carefully consider the following Risk Factors, in addition to the other information appearing in or incorporated by reference into this Prospectus.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

         The development of the Company's products will require the commitment of substantial funds to conduct research and development of its products, to establish commercial scale manufacturing capabilities, and to market its products. The Company's future capital requirements will depend on many factors, including the progress of the Company's research and development, the scope and results of preclinical studies and clinical trials, the cost of obtaining regulatory approvals, the rate of technological advances, determinations as to the commercial potential of the Company's products under development, the status of competitive products and the establishment of manufacturing capacity. The Company anticipates that its existing cash and interest income will be adequate to satisfy its capital requirements for approximately the next nine months. The Company anticipates that it will be required to raise substantial additional funds, including funds raised through collaborative relationships and public or private financings. Because of the Company's significant long-term capital requirements, it may seek to access the public equity markets whenever conditions are favorable, even if it does not have an immediate need for additional capital at that time. No assurance can be given that additional financing will be available on acceptable terms, or at all. If adequate funds are not available, the Company will be required to curtail significantly its research and development programs or may be required to relinquish rights to certain of its technologies or discontinue its programs in their entirety and liquidate its assets.

VOLATILITY OF STOCK PRICE

         The market prices for securities of biopharmaceutical and biotechnology companies (including the Company) have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new therapeutic products by the Company or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by the





                                       5.

Company or others and general market conditions may have a significant effect on the market price of the Common Stock.

EARLY STAGE OF DEVELOPMENT; NO DEVELOPED OR APPROVED PRODUCTS

         Somatix's potential gene therapy products are in research and development. No revenues have been generated from the sale of any of such products, nor are any such revenues expected for at least the next several years. The products currently under development by the Company will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval, prior to commercial use. There can be no assurance that the Company's research and development efforts will be successful, that any of the Company's potential gene therapy products will prove to be safe and effective in clinical trials or that any commercially successful products will ultimately be developed by the Company. Even if developed, these products may not receive regulatory approval or be successfully introduced and marketed at prices that would permit the Company to operate profitably.

TECHNOLOGICAL UNCERTAINTY

         Gene therapy is a new technology, and existing preclinical and clinical data on the safety and efficacy of gene therapy are very limited.
Data relating to the Company's specific gene therapy approaches are even more limited. The Company's GVAX cancer vaccine product is being tested in Phase I human clinical trials primarily to determine its safety; none of the other products under development at the Company are in human clinical trials. The results of preclinical studies do not predict safety or efficacy in humans. Possible serious side effects of gene therapy include viral infections and the initiation of cancers and possible autoimmune diseases in the patient. There can be no assurance that unacceptable side effects will not be discovered during preclinical and clinical testing of the Company's potential products or thereafter. There are many reasons that potential products that appear promising at an early stage of research or development do not result in commercialization. Although the Company is testing one of its proposed products in Phase I clinical trials, there can be no assurance that the Company will be permitted to undertake human clinical trials for any of its other products or that the results of such testing will demonstrate safety or efficacy. Even if clinical trials are successful, there is no assurance that the Company will obtain regulatory approval for any indication, or that an approved product can be produced in commercial quantities at reasonable costs, or be successfully marketed. The Company has also recently begun development of in vivo approaches to gene therapy


                                       6.

that will target specific cells. There can be no assurance that the desired specificity will be attained or that such products will not have serious side effects.

OPERATING LOSS AND ACCUMULATED DEFICIT

         The Company has incurred net losses since its inception. At March 31, 1995, the Company's accumulated deficit was approximately $140.2 million. Such losses have resulted principally from expenses incurred in the Company's research and development programs, the acquisition of new technology, and to a lesser extent, from general and administrative expenses. The Company incurred a loss of $13.7 million in fiscal 1994 and expects to incur substantial and increasing losses for at least the next several years due primarily to the expansion of its research and development programs, including preclinical studies, clinical trials and manufacturing. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. There can be no assurance that the Company will successfully develop, commercialize, manufacture or market its products or ever achieve or sustain product revenues or profitability.

UNCERTAINTY OF GOVERNMENT REGULATORY REQUIREMENTS; LENGTHY APPROVAL PROCESS

         Because gene therapy is a relatively new technology and has not been extensively tested in humans, the regulatory requirements governing gene therapy products are uncertain and may be subject to substantial further review by various regulatory authorities in the United States and abroad. These uncertain requirements may result in extensive delays in initiating clinical trials and in the regulatory approval process. Regulatory requirements ultimately imposed could adversely affect the Company's ability to clinically test, manufacture or market products.

         The Company believes that its potential products will be regulated by the FDA as biologics. Each potential product for a specific disease application may be subject to regulation as a separate biologic, depending on its intended use and FDA policy. The regulatory process for new therapeutic products, including the required preclinical and clinical testing, is lengthy and expensive, and there can be no assurance that FDA approvals will be obtained in a timely manner, if at all. Future United States or foreign legislative or administrative actions could also prevent or delay regulatory approval of the Company's products. There can be no assurance that the Company will be able to obtain the necessary authorizations to initiate clinical trials or approvals to market any of its potential products. Even if FDA regulatory approvals are obtained, a marketed product is subject





                                       7.

to continual review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in product marketing restrictions or withdrawal of the product from the market, as well as possible civil or criminal sanctions. In addition, many academic institutions and companies doing research in the gene therapy field are using a variety of approaches and technologies. Any adverse results obtained by such researchers in preclinical or clinical studies could adversely affect the regulatory environment for gene therapy products generally, possibly leading to delays in the approval process for the Company's potential products.

         On October 25, 1993, the vaccines and related biological products advisory committee to the Center for Biologics Evaluation and Research ("CBER") of the FDA met to review issues related to gene therapy, including the use of retroviruses and adenoviruses. The committee did not recommend limiting the use of viral vectors in gene therapies and made certain recommendations that will be incorporated into a revision of the FDA's 1991 "Points to Consider" document related to gene therapies and somatic cell therapies. There can be no assurance, however, that new guidelines will not be instituted, or that Somatix will be able to continue to comply with existing or future regulations.

         The Company's business is subject to regulation under state and federal laws regarding environmental protection and hazardous substances control. The Company believes that its efforts to comply with these laws have had no adverse impact upon its capital expenditures, results of operations or competitive position, but there can be no assurance that this situation will continue. Federal and state agencies and congressional committees have expressed interest in further regulation of biotechnology. The Company is unable to estimate the extent and impact of regulation in the biotechnology field resulting from any future federal, state or local legislation or administrative action.





                                       8.

DEPENDENCE UPON KEY PERSONNEL AND COLLABORATIVE RELATIONSHIPS

         The Company's success is highly dependent on the retention of principal members of its management and scientific staff and the recruitment of additional qualified personnel. The loss of key personnel or the failure to recruit necessary additional qualified personnel could have an adverse effect on the operations of the Company. There is intense competition from other companies, research and academic institutions and other organizations for qualified personnel in the areas of the Company's activities. There is no assurance that Somatix will be able to continue to attract and retain the qualified personnel necessary for the development of its business. These activities are expected to require the addition of new personnel with expertise in the areas of clinical testing, manufacturing, marketing and distribution and the development of additional expertise by existing personnel. The failure to acquire such personnel or develop such expertise could adversely affect prospects for the Company's success. In May 1994, Richard C. Mulligan, Ph.D. joined the Company as Executive Vice President of Research and Chief Scientific Officer. Dr. Mulligan joined the Company with the understanding that he would return to an academic research position for the 1996 academic year. Dr. Mulligan is currently negotiating such a position.

         The Company has entered into consulting arrangements with former Merlin Pharmaceutical Corporation founders for their services with respect to adenoviral vector and adeno-associated viral vector technologies. While the Agreement and Plan of Reorganization with Merlin calls for a substantial reduction in shares to be issued to former Merlin stockholders if the founders do not exclusively work on Somatix projects for the first 18 months after the Acquisition, there can be no assurance that they will stay during the period or will continue to be associated with the Company once the 18 month period has been completed in August 1996.

         The Company has clinical trial arrangements now in progress with The Johns Hopkins University covering a Phase I clinical trial to treat kidney cancer patients, and a Phase I/II clinical trial to treat prostate cancer patients for which RAC approval has been obtained, but for which no patients have yet been enrolled. The Company has additional arrangements with the Netherlands Cancer Institute and the Dana Farber Cancer Center to treat melanoma patients in two separate Phase I clinical trials. Both trials are currently in progress. In the event that any of these relationships are terminated, the completion and evaluation of clinical trials could be adversely affected. In addition, the Company has an arrangement with the Parkinson's Institute of Santa Clara, California to provide animal facilities, animals and consulting services in connection with preclinical testing of its


                                      9.

gene therapy product for Parkinson's disease. If the relationship were terminated, progress of preclinical testing would be adversely affected.

         The Company depends in part on the continued availability of outside scientific collaborators performing research, which may be funded by the Company, in certain areas relevant to the Company's research. These relationships generally may be terminated at any time by the collaborator, typically by giving 30 days' notice to the Company. The Company's scientific collaborators are not employees of the Company. As a result, the Company has limited control over their activities and can expect that only limited amounts of their time will be dedicated to Company activities. The Company's agreements with these collaborators as well as those with the Company's scientific consultants provide that any rights the Company obtains as a result of the research efforts of these individuals will be subject to the rights of the research institutions in such work. In addition, some of these collaborators have consulting or other advisory arrangements with other entities that may conflict with their obligations to the Company. For these reasons, there can be no assurance that inventions or processes discovered by the Company's scientific collaborators or scientific consultants will become the property of the Company.

PATENTS, PROPRIETARY RIGHTS AND LICENSES

         Patent positions in the field of biotechnology are generally highly uncertain and involve complex legal and scientific questions. To date, there has emerged no consistent policy regarding the breadth of claims allowed in biotechnology patents, especially in the area of gene therapy. Accordingly, there can be no assurance that patent applications licensed to the Company will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology. The Company also relies upon unpatented proprietary technology. No assurance can be given that the Company can meaningfully protect its rights in such unpatented proprietary technology or that others will not duplicate or independently develop substantially equivalent technology.

         The Company's processes and potential products may conflict with patents which have been or may be granted to competitors, academic institutions, universities or others. As the biotechnology industry expands and more patents are issued, the risk increases that the Company's processes and potential products may give rise to claims that they infringe the patents of others. Such other persons could bring legal actions against the Company claiming damages and seeking to enjoin certain research, manufacturing and marketing of the affected process or potential product. If any such actions are successful, in





                                      10.

addition to any potential liability for damages, the Company could be required to obtain a license in order to continue to use the affected process or to manufacture or use the affected product or cease using such product or process if enjoined by a court. There can be no assurance that the Company would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, or at all. The Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's financial and human resources, regardless of the outcome of such litigation.

         One of the Company's competitors has been granted an exclusive license to a United States patent issued to the National Institute of Health covering ex vivo gene therapy. While the Company has licensed two U.S. patents covering the ex vivo modification of epithelial cells and one U.S. patent covering the ex vivo modification of cells to treat diseases of the central nervous system, and while all three patents' filing dates are earlier than the filing date of the competitor's licensed patent, there can be no assurance that the competitor's patent will not prevail and that if it prevails, any rights under such will be available to the Company on commercially reasonable terms, if at all.

         In addition, the Company is aware of pending patent applications which have been licensed to another competitor of the Company relating to certain types of genetically modified cells. For example, the Company is aware of a pending application covering genetically modified endothelial cells and their use in gene therapy. The patent application is assigned to the United States Government, and it is believed that the patent application is exclusively licensed to a competitor. There is no assurance that a license to this or related patent applications will be available to the Company. Furthermore, as gene therapy becomes more established, others may enter the field who have patent rights to genes and technology which may be used in gene therapy. If the Company is unable to obtain licenses to such patents, its business may be substantially and adversely affected. In addition, since patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, Somatix cannot be certain that its licensors were the first creators of inventions covered by its pending patent applications or that they were the first to file patent applications for such inventions.

         In order to manufacture and market its potential products, the Company may be required to obtain licenses to patents or


                                      11.

other proprietary rights of third parties. There can be no assurance that the Company will be able to obtain a license to any third party technology that it may require to conduct its business or that, if obtainable, such technology can be licensed at a reasonable cost. If the Company does not obtain such licenses, it could encounter delays in introducing any such potential products while it attempts to design around such patents, or it could find that the development, manufacture or sale of such potential products could be adversely affected. Failure by the Company to obtain a license to any technology that it may require to commercialize its technologies or potential products may have a material adverse effect on the Company. In addition, the Company could incur substantial costs in defending itself in suits brought against it on such patents or in suits in which the Company's patents may be asserted by it against another party.

         A number of the DNA sequences that the Company expects to use in its gene therapy products are or may become patented by third parties. As a result, the Company may be required to obtain licenses under such patents in order to conduct certain research, to manufacture or to market products that contain proprietary genes. There can be no assurance that such licenses will be available on commercially reasonable terms, if at all. The Company is aware of United States patents for factor VIII DNA sequences that have been licensed to competitors for exclusive use in their gene therapy programs. Unless the Company can similarly license such sequences or other sequences, the Company may not be able to commercialize its hemophilia program. The Company is aware of proceedings to determine rights to the human GM-CSF cDNA sequence in the United States and Europe. In the United States, in the most recent public disclosure of which the Company is aware, the Board of Patent Appeals and Interferences granted a motion by a third party in an interference proceeding stating that the human GM-CSF cDNA sequence is not patentable over the prior art. In Europe, a hearing in an opposition proceeding initiated by a third party to invalidate a European patent covering human GM-CSF cDNA was unsuccessful. The decision by the European Patent Office Opposition Division upholding the patent has been appealed by this third party. There can be no assurance of the outcome of these proceedings or the outcome of these proceedings on appeal, or that, if required, a license of rights to the gene sequence will be available to the Company on commercially reasonable terms, if at all.


                                      12.

         The Company has acquired significant proprietary rights under license agreements that permit the licensors to terminate those agreements in the event of certain material breaches by the Company. Although the Company is not currently in default under any of these agreements, there can be no assurance that such defaults will not occur in the future. Should a default occur, and should any of those agreements be terminated in the future, the Company could lose the right to continue to develop one or more of these potential products.

COMMERCIALIZATION:  LACK OF MANUFACTURING OR MARKETING EXPERIENCE

         The Company intends to market and sell some of its potential products directly, while relying on sales and marketing expertise of potential corporate partners for other programs. The Company has no experience in sales, marketing or distribution of biopharmaceutical products and has not developed a specific sales and marketing plan with respect to any of its potential products. The decision to market products directly or through corporate partners will be based on a number of factors including market size and concentration, the size and expertise of the partner's sales force in a particular market and the Company's overall strategic objectives. The Company is currently engaged in various stages of discussions with potential partners. There can be no assurance that the Company will be able to establish such relationships on acceptable terms and conditions, or at all.

         The Company's current commercialization strategy is to sell genetically modified cells to hospitals and clinics. The Company will be required to operate facilities in which each patient's cells are genetically modified, processed and tested in compliance with the Good Manufacturing Practices published in the U.S. Code of Federal Regulations. Currently, the Company can manufacture genetically modified cells in quantities sufficient to meet its needs for clinical testing but does not have the capability to manufacture sufficient quantities to meet large-scale commercial requirements. The Company believes that its processes can be scaled-up efficiently to meet its anticipated future requirements, but there can be no assurance that problems or delays will not arise in such scale-up. The manufacture of sufficient quantities of the Company's potential products can be an expensive, time-consuming and complex process. If the Company is unable to develop such manufacturing capabilities, the Company's ability to commercialize its products will be adversely affected. This could prevent or delay submission of products for regulatory approval and initiation of new development programs, which would have a material adverse effect on the Company.





                                      13.

COMPETITION

         The gene therapy field is new and rapidly evolving, and it is expected to continue to undergo significant and rapid technological change. Rapid technological development could result in the Company's potential products, services or processes becoming obsolete before the Company recovers a significant portion of its related research, development and capital expenditures. The Company will experience competition both from other companies in the field of gene therapy and from companies which have other forms of treatment for the diseases targeted by the Company. The Company is aware of several development stage and established enterprises, including major pharmaceutical and biotechnology firms as well as several major universities, which are exploring the field of human gene therapy or are actively engaged in research and development in areas including both retroviral vectors and other methods of gene transfer. To the Company's knowledge, at least one of these companies and several universities have participated in clinical trials using retroviral vectors. The Company may also experience competition from companies that have acquired or may acquire technology from such universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in certain aspects of gene therapy. Certain competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company, and other competitors of the Company may enter into collaborative relationships with other companies having such greater resources. Other companies may succeed in developing products earlier than the Company, obtaining FDA approvals for such products more rapidly than the Company, or developing products that are more effective than those proposed to be developed by the Company. There can be no assurance that research and development by others will not render the Company's technology or products obsolete or non-competitive or result in treatments superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies.

PRODUCT LIABILITY AND INSURANCE

         Clinical trials or marketing of any of the Company's potential products may expose the Company to liability claims resulting from the use of such products. These claims might be made directly by consumers, health care providers or by others selling such products. The Company currently maintains product liability insurance with respect to its former product lines and this coverage includes clinical trials. The policy coverage is $5 million and is on a claims made basis. There can be no assurance that the Company will be able to maintain such





                                      14.

insurance or, if maintained, that sufficient coverage can be acquired at a reasonable cost. An inability to maintain insurance at acceptable cost or at all could prevent or inhibit the clinical testing or commercialization of products developed by the Company. A product liability claim or recall could have a material adverse effect on the business or financial condition of the Company.

HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS

         The Company's research and development activities involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. The Company may be required to incur significant costs to comply with environmental laws and regulations in the future. The Company's operations, business or assets may be materially or adversely affected by current or future environmental laws or regulations.

REIMBURSEMENT

         In both domestic and foreign markets, sales of the Company's potential products will depend in part upon coverage and reimbursement from third-party payors, including health care organizations, including government agencies, private health care insurers and other health care payors such as health maintenance organizations, self-insured employee plans and the Blue Cross/Blue Shield plans. There is considerable pressure to reduce the cost of drug products. In particular, reimbursement from government agencies and insurers and large health organizations may become more restricted in the future. The Company's potential products represent a new mode of therapy, and, while the cost-benefit ratio of the products may be favorable, the Company expects that the costs associated with its products will be substantial. There can be no assurance that the Company's proposed products, if successfully developed, will be considered cost-effective by third party payors, that insurance coverage will be available or, if available, that such payors' reimbursement policies will not adversely affect the Company's ability to sell its products on a profitable basis. In addition, there can be no assurance that insurance coverage will be provided by such payors at all or without substantial delay, or,


                                      15.

if such coverage is provided, that the approved reimbursement will provide sufficient funds to enable the Company to become profitable.

UNCERTAINTY OF PHARMACEUTICAL PRICING AND RELATED MATTERS

         The future revenues and profitability of and availability of capital for biotechnology companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on the Company's prospects.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of shares by existing stockholders could adversely affect the prevailing market price of the Company's Common Stock. On February 13, 1995, the Company completed the acquisition of Merlin for an aggregate of 3,000,000 shares of the Company's Common Stock including the 2,363,895 shares of Common Stock registered hereunder. All of the shares issued in the Merlin acquisition will be released from escrow, depending upon certain events, in four equal installments of 750,000 shares every six months, commencing with the first installment in August 1995. Additionally, the Company is registering concurrently herewith 2,769,892 shares of Common Stock and 1,551,139 shares of Common Stock issuable upon exercise of warrants, and is further obligated to register on or before August, 1995, 2,476,500 shares of Common Stock issuable upon conversion of Preferred Stock and exercised warrants, all of such shares having been sold by the Company in private placement transactions pursuant to Common Stock Purchase Agreements and Preferred Stock Purchase Agreements, respectively, dated June 17, 1995. With the exception of shares issued in the Merlin Acquisition, the remaining outstanding shares of the Company's Common Stock are all freely tradeable, subject to volume and other restrictions imposed by Rule 144 under the Securities Act with respect to sales by affiliates. Sales of substantial amounts of Common Stock may have an adverse effect on the market price of the Common Stock.

                                      16.

                                  THE COMPANY

         Somatix Therapy Corporation ("Somatix" or the "Company") is a leader in the field of in vivo and ex vivo gene therapy. The Company has established a substantial scientific and intellectual property position in the broadly enabling technology of gene transfer through the merger and acquisition of four companies: Hana Biologics, Inc., Somatix Corporation, GeneSys Therapeutics Corporation and Merlin Pharmaceutical Corporation, as well as through internal development. Somatix is applying its core scientific expertise to the research and development of novel treatments for cancer, neurological diseases, and certain genetic diseases.

         Somatix recently acquired Merlin Pharmaceutical Corporation, a gene therapy company developing adeno-associated viral vectors (AAV) and adenoviral vectors (AV) for in vivo gene therapy. In addition to acquiring important intellectual property in these vector systems, Somatix executed exclusive consulting relationships with two leading researchers in the gene transfer field: Richard Samulski, Ph.D. and Thomas Shenk, Ph.D. Combined with extensive existing vector biology research ongoing at the Company under the direction of Richard Mulligan, Ph.D., Chief Scientific Officer, this acquisition has accelerated the Company's development of multiple vector systems for both in vivo and ex vivo gene therapy.

         The Company's operations have been unprofitable since its inception, and will continue to be so, as its research and development programs expand into preclinical studies and clinical trials.

                           BACKGROUND OF GENE THERAPY

         Gene therapy is the genetic modification of cells for therapeutic benefit. Cells can either be removed from a patient, genetically modified and transplanted back into the patient (ex vivo gene therapy), or cells can be modified in the body through the administration of a vector that delivers the gene into certain cells (in vivo gene therapy). The product of the inserted gene is a protein which can act directly as a drug, such as proteins now injected into circulation, or indirectly as an inhibitor of a disease mechanism or as a vaccine to prevent and treat disease.

         Gene transfer vectors are the transport vehicles by which genes can be inserted into cells. While considerable research efforts are ongoing in novel vector systems in both academic and institutional laboratories, the most commonly used approaches fall into two categories: viral-based vectors and non-viral or synthetic vectors. Each system has unique characteristics.





                                      17.

These differences may be important in evaluating the clinical utility of each approach.

         Different cell types may be selected or targeted for modification based on their ability to secrete proteins systemically or locally, their capability to integrate into the tissue at the site of delivery, and their life spans. As a result, particular cell types may be better suited than others for the delivery of a specific protein or for the treatment of a specific disease. Researchers in the field of gene therapy are primarily working with seven major cell types as candidates for genetic modification: epithelial cells, fibroblasts, endothelial cells, hepatocytes, myoblasts, hematopoietic stem cells, and lymphocytes. These are all somatic cells, which differ from germ cells in that the genetic information contained in them is not passed on to future generations.

         Gene therapy approaches to treating disease are still in the development stage. A number of scientific challenges must be met before the therapeutic potential of gene therapy is realized and gene therapy products are commercially available. These challenges include attaining sufficient production of the desired gene transfer vectors, controlling or regulating the amount of the desired protein produced, targeting specific cell types for modification and demonstrating the safety and efficacy of any given approach in human clinical trials. In addition to its as yet unproven therapeutic effectiveness, gene therapy may cause unintended side effects. Because with certain gene transfer methods, the desired gene may be randomly inserted into a cell's genetic material, it is theoretically possible that a cancer-causing gene could be activated. The Company believes that this is very unlikely and that other events besides gene activation must occur in order for cancer to develop. Another issue is the possibility that a disabled virus could theoretically reassemble and become virulent. The Company believes that its process for disabling viruses provides sufficient safeguards against such an event and that current testing procedures further reduce this risk. Additional research with respect to such unintended consequences will be necessary, however, before gene therapy products can be commercialized.

                 CORE SCIENCE AND CLINICAL DEVELOPMENT PROGRAMS

CORE SCIENCE

         Somatix has built, through several carefully selected mergers and acquisitions as well as substantial internal development activities, a broad-based, multiple gene transfer technology platform. The Company has active research and development efforts in several major gene transfer areas





                                      18.

including retroviral, adeno-associated virus, adenoviral and synthetic vector systems.

         Lead by the Company's Founder and Chief Scientific Officer, Richard Mulligan, Ph.D., Somatix has established extensive internal research programs in vector biology. While the Company has historically had interests in several vector systems, the most advanced programs have been in retroviral vectors. With the acquisition of Merlin Pharmaceutical Corporation in February 1995, the addition of Richard Samulski, Ph.D. and Thomas Shenk, Ph.D. as core scientific consultants to the Company and the expansion of the Company's intellectual property base, Somatix has significantly augmented and expedited its research efforts in adenoviral and adeno-associated viral vectors. More recently, the Company has initiated a distinct synthetic vector development program utilizing expertise from the entire vector biology group.

         Another area of Somatix core science has focused on hematopoietic stem cell gene therapy. Genetic modification of hematopoietic stem cells offers a fundamental approach for the systemic delivery of proteins as well as the protection of certain blood cells from infectious diseases or toxic drugs. The Company's initial clinical application is in the treatment of chronic granulomatous disease (CGD). In collaboration with Harry Mallech, M.D. at the National Institutes of Health (NIH), the Company is preparing to evaluate the use of gene therapy to treat this inherited disease. Dr. Mallech has received approvals from the Institutional Review Board (IRB) of the NIH as well as from the Recombinant DNA Advisory Committee (RAC) to NIH. If approved by the Food and Drug Administration, this study will represent the Company's first clinical trial involving the genetic modification of hematopoietic stem cells. Future applications may include hemophilia, Gaucher's disease, multi-drug resistance and AIDS.

         The following table summarizes the current status of the Company's product development programs:

PRODUCT                      INDICATION             STATUS                  TARGET DATES     PARTNER
====================================================================================================
GVAX(TM) cancer vaccine      renal cell carcinoma   PI/II                   Complete            --
                                                                            2Q/95
                             melanoma               PI/II dose escalation   Complete            --
                                                                            3Q/95
                             melanoma               PI/II dose scheduling   Complete            --
                                                                            2H/95
                             prostate               preclinical             IND-2H/95           --





                                      19.

                             colorectal             preclinical             IND-2H/95           --

Autologous fibroblasts       Parkinson's            preclinical             IND-1H/96           --
genetically altered to
produce TH

AAV/TH vectors for in        Parkinson s            preclinical             IND-1H/96
vitro administration

Autologous stem cells        chronic                preclinical             IND-2Q/95        Baxter
genetically altered to       granulomatous
produce the p47 phox gene    disease

Allogeneic cell line         hemophilias A & B      preclinical             IND 1996         Baxter
modified to produce
factor VIII or IX,
implanted in membrane
device
===================================================================================================

         DISEASE INDICATIONS

CANCER

Cancer, the second leading cause of death in the United States, is a disease in which certain cells grow uncontrolled by the body's normal self-regulatory mechanisms. Over 1.2 million new cases of cancer are diagnosed each year in the United States. While there are several dozen forms of cancer, Somatix's initial targets are renal cell carcinoma (RCC or kidney cancer), melanoma, prostate and colorectal cancers. Hundreds of thousands of patients are newly diagnosed with these cancers each year in the United States.

         The GVAX(TM)(1),_Cancer Vaccine. Somatix's lead therapeutic program is the GM-CSF transduced autologous tumor cell vaccine, or GVAX cancer vaccine. The GVAX cancer vaccine is composed of the patient's own (autologous) tumor cells which have been genetically modified to secrete the immune-stimulating protein granulocyte-macrophage colony stimulating factor (GM-CSF). Cytokine-transduced (e.g., IL-2, IL-4, gamma interferon, etc.) tumor cell vaccines have shown antitumor activity in several murine studies. Richard Mulligan (Chief Scientific Officer and Director, Somatix) and colleagues were the first to





                                      20.

systematically compare the efficacy of several genetically modified cancer vaccines differing only in the molecule being secreted from the engineered tumor cell. The Mulligan studies showed the GM-CSF transduced tumor vaccine to be the most potent inducer of systemic antitumor immunity against challenge with live tumor cells. The study also demonstrated that lethally irradiated, GM-CSF transduced tumor cells were as effective as live tumor cells in the induction of antitumor immunity. The immune response was shown to be dependent on both CD4+ and CD8+ T cells, and long lasting, as mice survived challenge with high doses of live tumor cells several months after vaccination. The failure of nontransduced tumor vaccines, formulated with soluble recombinant GM-CSF, to induce protective immunity proved the necessity of local cytokine delivery over many days. The generality of the GVAX concept was demonstrated in several murine tumor models including the colon carcinoma CT-26, the renal carcinoma RENCA, the fibrosarcoma CMS-5, the Lewis lung carcinoma, and the Dunning rat prostate model. The GM-CSF transduced tumor cell vaccine was more potent than the nontransduced vaccine in every model tested.

         With this preclinical data in hand and a pilot manufacturing facility for ex-vivo gene therapy, the Company received FDA clearance to start Phase I clinical trials. The first trial began at the Johns Hopkins University in RCC in late 1993. In May 1994, a second Phase I clinical trial started at the Netherlands Cancer Institute (NKI) using the GVAX cancer vaccine in advanced melanoma patients. A second Phase I advanced melanoma trial at the Dana Farber Cancer Institute started early this year. Both of these cancers have shown responsiveness to immunotherapy approaches. Two other GVAX trials, one in colorectal cancer and the other in prostate cancer, are expected to begin in late 1995. The colorectal clinical trial is being funded by an outside party through Phase I/II. The prostate clinical trial has been approved by the Recombinant Advisory Committee (RAC) of the NIH in its first accelerated review of a gene therapy trial and an amendment to the Company's IND is expected to be submitted soon to the FDA.

         The Company will evaluate these trials to determine if the GVAX cancer vaccine has stimulated an immune response as determined by a test of the skin's reaction to an injection of irradiated tumor cells from the patient's tumor (a delayed type hypersensitivity or DTH test). In addition, the patients' peripheral blood will be analyzed for the presence of tumor-specific cytotoxic T-lymphocytes (CTLs), and the ability of these CTL's to kill the patient's tumor cells in an in-vitro diagnostic assay. Preliminary data are encouraging, but it is too early to draw any conclusions as to efficacy.





                                      21.

THE CENTRAL NERVOUS SYSTEM

         The central nervous system ("CNS") is an important target for new drug development. The brain controls many bodily functions but is one of the most difficult to treat with drugs since it is a privileged sanctuary whose blood-brain barrier prevents many drug molecules and most proteins from getting through. Despite this latter limitation, drugs to treat CNS diseases are the second largest drug expenditure category behind cardiovascular drugs. Another limitation to CNS drug development is that the brain, a highly complex, inaccessible organ in which drug side effects can significantly limit their usefulness, has not lent itself easily to unlocking its biological secrets. In particular, the brain, while a single organ like the heart, liver etc., operates with many distinct regions as if they were separate organs tied together in a communications network, not unlike the complex computer networks of today. Therefore, even if drugs could be made to get through the blood-brain barrier, it is highly desirable to deliver them locally to the tissues in the specific region requiring therapy in order to avoid debilitating side effects. Biotechnology has made major inroads in understanding the biological mechanisms of the brain, and gene therapy, in particular, appears to offer the greatest long term promise of being able to deliver drugs derived from this new understanding to tissues in specific regions of the brain. Gene therapy is also particularly well suited to neurological diseases, because most are chronic in nature requiring constant long term therapy. Because of the lack of adequate drug therapy for major neurodegenerative diseases such as Alzheimer's and Parkinson's and the discovery of a number of growth factors in the brain (neurotrophic factors) that could retard neurodegeneration and perhaps revitalize neuronal cells, this is a major priority for Somatix.

         PARKINSON'S DISEASE

         Gene therapy of Parkinson's disease is the Company's most advanced CNS program.

         Although the cause of the neurodegeneration which leads to Parkinson's is not known, it is known that a consequence of this degeneration, the loss of dopamine expression in the striatum of the brain, causes the debilitating movement symptoms of Parkinson's. Dopamine can be delivered to the brain through administering L-dopa, a precursor which is converted in the brain to dopamine, significantly alleviates the symptoms of Parkinson's. However, L-dopa's efficacy is sharply attenuated after five years in a majority of patients due to side effects of the drug thought to relate to the global exposure of the brain to the drug, the increased dosing required to overcome continued degeneration of dopaminergic neurons and the unnatural frequency





                                      22.

of dosing. Therefore, Somatix is evaluating the use of gene therapy to transduce cells to produce a continuous and efficacious supply of dopamine in the striatum, possibly in conjunction with low doses of timed oral L-dopa administration. The gene required for transduction is the tyrosine hydroxylase gene (TH). An excellent disease model exists for Parkinson's Disease. This came about when in 1982 unfortunate drug addicts took heroin containing the chemical MPTP that was found to cause symptoms and pathology in these people indistinguishable from severe Parkinson's Disease. MPTP primate models prepared by Somatix and its investigators respond clinically and pharmacologically similar to humans with the naturally occurring disease.
While no animal model can be an exact duplicate of the human, the MPTP model appears to date to be a reasonable facsimile. The final scientific reason why Parkinson's is an important opportunity for Somatix to focus on is due to the belief that administration of neurotrophic factors in the substantia nigra region of the brain where the majority of these dopaminergic neurons reside may retard their degeneration and keep natural dopamine production at therapeutic levels for a significantly longer period of time. Recent preclinical data has strongly suggested that neurotrophic factors may have efficacy that could be both specific and potent for these particular dopaminergic neurons. Somatix may have to license certain genes for these factors in order to exploit fully a combination therapy.

         Parkinson's represents a significant commercial opportunity. There are approximately 750,000 people diagnosed with Parkinson's disease in the United States. Of these, approximately 600,000 have idiopathic disease, and approximately 390,000 are in the middle stages of Parkinson's disease. Of this population of 390,000, the Company believes that approximately 100,000 could potentially benefit from a gene therapy which could substantially improve their quality of life and keep them self-sufficient longer than L-dopa maintenance therapy. The typical patient with Parkinson's disease is diagnosed between 55 and 60 years of age, and lives 14 years postdiagnosis. The Company believes that the market potential for a safe and effective gene therapy for Parkinson's disease could be well over $1 billion annually in the United States alone.

         Developing both an ex vivo and in vivo approach to Parkinson's

         Somatix's initial approach to Parkinson's uses ex vivo gene therapy technology. The main advantage of this approach is the high level of control it affords because the cell population is well characterized and assured of gene expression (protein production) levels before implantation and because dopamine production is confined to just the striatum implant area





                                      23.

requiring therapy. While pre-clinical evidence suggests the duration of the implants may prove to be acceptable in humans there is some risk that the TH production of the transplanted cells falls off or ceases prematurely. The main advantage of an in vivo approach is that if frequent re-administration is required it would likely be less invasive since much smaller amounts of material would have to be injected into the brain, despite the fact that the surgical technique for implanting cells, stereotaxic surgery, has been reduced to routine practice. The potential safety risks of the in vivo approach are the adeno associated virus (AAV) vector Somatix uses could elicit immune responses that destroy transduced cells or that the vector finds its way to other regions of the brain transducing cells and compromising normal neurotransmitter function. The Company is in the process of conducting experiments that will be more conclusive regarding immunogenicity and the extent of vector diffusion and is developing cell specific gene expression and targeting technology to limit gene expression in unwanted cells.

         Encouraging primate experiment results

         ex vivo. The Company, in 1994, began a primate experiment with the MPTP model. Certain animals were control animals and certain animals received transduced autologous cell (fibroblast) implants. They were scored on a clinical rating scale composed of eight variables. All the implants were healthy, well vascularized within a reformed blood-brain barrier at the time of sacrifice with minimal reactions around the implants. All of the TH transduced animals showed immediate clinical improvement that lasted until they were sacrificed four months later. None of the animals that did not receive a TH transduced implant showed any clinical improvement for the time they remained alive although one that received a non-transduced implant showed a transient improvement in the first month following implantation. The fibroblast implants were vital at the time of sacrifice and all TH transduced animals showed clinical improvement supported by evidence of TH production in their brains, suggesting that the clinical improvement was caused by the TH production in the implant. These results will be confirmed and expanded on in a larger controlled primate experiment. The protocol for this experiment was finalized after a meeting with the FDA and its results, if confirmatory, are expected to lead to an IND filing to initiate human clinical trials.

         in vivo. In early 1994, collaborators of Merlin (acquired by Somatix in February 1995) completed a rodent experiment that demonstrated that in vivo injection of its AAV/TH vector in MPTP lesioned rats resulted in 3-4 month expression of TH prior to sacrifice and significant improvement in function. Later in the year these investigators confirmed these results in an MPTP primate model developed at Yale University that is somewhat





                                      24.

different than Somatix's MPTP primate model. Several animals not severely MPTP lesioned were tested for safety. Some received AAV/GDNF (glial derived neurotrophic factor) and some received AAV/TH (the tyrosine hydroxylase gene together with the gene for its conversion into L-dopa). Some animals were sacrificed after ten days and some, including the AAV/GDNF monkeys, were sacrificed after 4-1/2 months. Gene expression was confirmed in all monkeys and no toxicity was observed. Other monkeys were severely lesioned to mimic end stage, non-L-dopa responsive patients. Some of the monkeys received a control gene and some received AAV/TH. For the 2-1/2 months prior to sacrifice all the AAV/TH monkeys had partial behavioral recovery. The AAV/TH vector appears to diffuse from the injection site in such a way that more uniform coverage of the striatum with dopamine appears possible compared to the fixed ex vivo implants. Somatix is now preparing to confirm these results in its own primate models in an experiment that will run in parallel to the second expanded ex vivo experiment mentioned above.

         Potential Competitive Risks in Parkinson's

         Beyond L-dopa therapy, there are two surgical approaches to Parkinson's disease which may be competitive with gene therapy: fetal cell transplantation and pallidotomy. Neither approach has been tested in a well-controlled clinical trial. Both have modest and uneven efficacy in addition to other drawbacks. Approximately 4-10 aborted fetuses are required to supply the necessary cellular material for fetal cell transplantation making it impractical for large scale use. There are some approaches to reducing this requirement but scientific and ethical hurdles remain. Pallidotomy, a $20,000-$40,000 procedure, attempts to destroy minute portions of the brain that control movement thereby ameliorating the rigidity, jerkiness and freezing in place experienced by later stage patients. The scientific hypothesis behind the procedure is that cells in the globus pallidus region of the brain that fire signals for movement are controlled by dopamine production and when it drops below a threshold level, these cells fire uncontrollably creating the abnormal movements that are a hallmark of Parkinson's. Blindness and paralysis are potential side-effects of the treatment. It also appears that some patients experience long term relief of their symptoms but many patients who experience immediate relief relapse quickly back to their original state, or worse. Both fetal cell transplantation and pallidotomy are considered to be the practice of medicine and therefore not regulated by the FDA. Gene therapy, by contrast, will be regulated by the FDA and ultimately stands to benefit by the requirement for well-controlled clinical studies to prove its safety and efficacy.

         ALZHEIMER'S DISEASE





                                      25.

         Alzheimer's disease, a condition characterized by progressive dementia, affects over 4 million Americans. The function of degenerating nerve cells which cause this disease could be enhanced by administration of nerve growth factor ("NGF"). Since NGF does not cross the blood-brain barrier, and the current method of using a catheter to deliver this chemical is impractical, Somatix is studying the use of NGF-modified cells for its delivery. This method involves genetically modifying a patient's own non-neural cells ex vivo with the gene for NGF, then implanting the cells into a specific area in the brain.

         HEMOPHILIA

         Hemophilia A, a blood coagulation disorder resulting from the deficiency of the blood clotting protein factor VIII, may affect up to 25,000 Americans. Severe cases, approximately 70% of this patient population, are characterized by frequent and sometimes fatal episodes of internal bleeding into the soft tissues, joints, and intracranial space. The direct costs of treating severe Hemophilia A range from $80,000 to $130,000 per year.

         The Somatix approach involves modifying a patient's own cells with the gene for factor VIII, and re-implanting the modified cells at an appropriate site in the patient's body. This ex vivo gene therapy could be prophylactic, and more cost-effective than current factor VIII replacement. The Company has obtained in vitro production of biologically active factor VIII at levels 100 times higher than those reported to date. The Company's next task will be to identify the optimal cell type and engraftment method.

         In November 1993, the Company entered into a collaborative development and license agreement with Baxter Healthcare Corporation for the treatment of hemophilia through the use of genetically modified non-autologous cells. Pursuant to the agreement, the Company will develop and supply Baxter with a genetically modified cell line designed to over-produce the human blood clotting proteins factor VIII or factor IX, and Baxter will incorporate these transduced cells into their proprietary membrane device for in vivo production and delivery of these clotting factors. The agreement provides that Somatix shall develop and supply Baxter with all preclinical and initial clinical supplies of its transduced cell lines required for completion of the first clinical trial in humans. Baxter shall be responsible for conducting all preclinical and clinical trials, obtaining all regulatory approvals, manufacturing and supplying its implantable semipermeable and biocompatible membrane device to deliver the genetically modified cells, and ultimately establishing and maintaining a marketing and sales force.





                                      26.

         Baxter shall receive exclusive worldwide marketing rights with respect to such products, subject to non-exclusivity for failure to use diligent efforts. In addition to collaborating with Somatix on certain research and manufacturing at Somatix, Baxter shall pay Somatix a license fee, certain milestone payments, and royalties based on the sale of any products resulting from the collaboration. The parties have agreed to negotiate as to responsibility for manufacturing the necessary quantity of transduced cells for use in clinical trials and for commercial production. In addition, Somatix has agreed to provide Baxter with a right of first negotiation to certain other approaches for the treatment of hemophilia A and B.

         The Company has in place a strong scientific management team to guide the Company's programs from the laboratory through commercialization. The Company has accumulated right to patents and patent applications which it believes will help it obtain freedom to commercialize its gene therapy products. Finally, the Company has an approved GMP manufacturing facility and trained manufacturing staff to conduct clinical programs.

         The Company's principal office is located at 950 Marina Village Parkway, Alameda, California, 94501, and its telephone and fax numbers are
(510) 748-3000 and (510) 814-8838, respectively.





                                      27.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of Common Stock of each Selling Stockholder and as adjusted to give effect to the sale of the Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution".

         The Shares being offered by the Selling Stockholders were acquired from the Company in exchange for the outstanding shares of Common Stock of Merlin Pharmaceutical Corporation ("Merlin") held by each of the Selling Stockholders pursuant to the Agreement and Plan of Reorganization dated as of December 19, 1994, as amended (the "Merger Agreement") at an exchange ratio of approximately .8598 shares of Somatix Common Stock for each share of Merlin Common Stock. Except as indicated, none of the Selling Stockholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company.

         Each Selling Stockholder that received Common Stock pursuant to the Merger Agreement represented to the Company that it was acquiring the Shares for investment and with no present intention of distributing any of such Shares. In lieu of granting the Selling Stockholders demand registration rights, the Company has filed with the Commission, under the Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market or in privately-negotiated transactions and has agreed to use its best efforts to keep such Registration Statement effective until the earlier of (i) such date as all of the Shares have been resold, or (ii) such time as all of the Shares held by the Selling Stockholders can be sold within a given three-month period without compliance with the registration requirement of the Securities Act pursuant to Rule 144.





                                      28.

         The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below:


                                          Number of Shares
                                      Beneficially Owned Prior                       Beneficial Ownership
                                           to Offering (1)                            After Offering (1)
   Name of                                                          Number of
   Selling                            Number of                    Shares Being    Number of
 Stockholders                          Shares         Percent        Offered        Shares        Percent
Douglas Mark                            21,493          *           21,493           0              *
  Abrams I.R.A.
  Rollover Bear
  Stearns Securities
  Corporation,
  Custodian

ALSA Corp.                              85,975          *           85,975           0              *

Berman Industries,
  Inc.                                  30,951          *           30,951           0              *

Harold P. Bernstein                     25,792          *           25,792           0              *

BNW Partners                            51,482          *           51,482           0              *

Cranes Mayos
  Associates                            51,482          *           51,482           0              *

Direct Funding, Inc.                    83,950          *           83,950           0              *

Mark Fawer (2)                          54,721          *           54,721           0              *

Dr. Michael Feldman                      1,074          *            1,074           0              *

Arie Genger                             10,317          *           10,317           0              *





                                      29.

Martin D. Goldman                          56,630          *           56,630           0              *

David Kabiller                             17,195          *           17,195           0              *

Martin J. Kaplitt                          39,682          *           39,682           0              *

David Khaghan and                          20,592          *           20,592           0              *
  Charlene Khaghan
  as JT Ten

William N. Levy                             3,359          *            3,359           0              *

Traci McCarty                              45,567          *           45,567           0              *

Melimar, Inc.                              13,023          *           13,023           0              *

Merrill Lynch,                            172,033         1%          172,033           0              *
  Pierce, Fenner
  & Smith Incorporated (3)

Robert B. Oehler and                        2,574          *            2,574           0              *
  Judith B. Oehler,
  JT TEN

Ted Owen                                   12,870          *           12,870           0              *

Robert W. Pittman                          85,975          *           85,975           0              *

Jarrett Posner                             10,317          *           10,317           0              *

Profile Sales Corp.                        25,741          *           25,741           0              *

Brian W. Pusch (4)                         18,739          *            1,544      17,195              *

Andrea Rabney                               4,298          *            4,298           0              *

The Research Foundation
  of the State                              5,158          *            5,158           0              *
  University of
  New York

Steven Rosenfeld (5)                      148,001          *          148,001           0              *

Richard Jude Samulski                     429,878         2%          429,878           0              *

Dennis Shapiro                              4,298          *            4,298           0              *


                                      30.

Christopher T. Shenk                       21,493          *           21,493           0              *

Gregory T. Shenk                           21,493          *           21,493           0              *

Dr. Thomas Shenk (6)                      430,716         2%          362,728      67,988              *

Martha Stewart                             51,482          *           51,482           0              *

Sudbury Partners I                        429,878         2%          429,878           0              *

Dr. Samuel D.                             540,873         3%          515,873      25,000              *
  Waksal (7)

Barry Martin                               66,926          *           66,926           0              *
  Weintraub (8)

First Trust
  Corporation 5533
  FBO                                      15,444          *           15,444           0              *
  Barry Weintraub
  IRA


____________________

*        Less than 1%


(1) Based upon 18,112,056 shares of Common Stock outstanding on May 31, 1995. This Registration Statement shall also cover additional shares of Common Stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of Common Stock. Approximately half of the shares being registered hereby and sold by the Selling Stockholders are subject to an escrow arrangement pursuant to the Agreement and Plan of Reorganization dated December 19, 1994, as amended, between the Company and Merlin Pharmaceutical Corporation.

(2) Includes 13,023 shares held by Melimar, Inc. Mr. Fawer is an officer of Melimar, Inc. and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Includes warrants to purchase 21,150 shares of Somatix Common Stock.


                                      31.

(3)      Includes warrants to purchase 52,873 shares of Somatix Common Stock.

(4)      Includes an option to purchase 17,195 shares of Somatix Common Stock.

(5) Includes 83,950 shares held by Direct Funding, Inc. Mr. Rosenfeld is an officer of Direct Funding, Inc. and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Includes warrants to purchase 32,488 shares of Somatix Common Stock.

(6) Dr. Shenk has served as a member of the Company's Board of Directors since February 13, 1995. Includes 21,493 shares held by Christopher
         T. Shenk and 21,493 shares held by Gregory T. Shenk, both sons of Thomas Shenk, and warrants to purchase 42,988 shares held by Susan M. Shenk, Dr. Shenk's wife. Mr. Shenk disclaims beneficial ownership of the shares held by each of his sons and his wife.

(7) Dr. Waksal has served as a member of the Company's Board of Directors since February 13, 1995. Includes 429,878 shares held by Sudbury Partners I. Dr. Waksal is a general partner of Sudbury Partners I and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein beginning April 1, 1995. Also includes an option to purchase 25,000 shares of Common Stock.

(8) Includes 15,444 shares held by First Trust Corporation 5533 FBO Barry Weintraub IRA.





                                      32.

                              PLAN OF DISTRIBUTION

         The Company will receive no proceeds from this offering. The Shares offered hereby may be sold by the Selling Stockholders from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.

         The Shares were issued to the Selling Stockholders pursuant to an exemption from the registration requirements of the Securities Act provided by
Section 4(2) thereof. The Company agreed to register the Shares under the Securities Act and to indemnify and hold the Selling Stockholders harmless against certain liabilities under the Securities Act that could arise in





                                      33.

connection with the sale by the Selling Stockholders of the Shares. The Company has agreed to pay all reasonable fees and expenses incident to the filing of this Registration Statement.

                        DESCRIPTION OF THE CAPITAL STOCK

         The Company has 26,000,000 shares of authorized capital stock, of which 25,000,000 shares have been designated Common Stock, $0.01 par value, and 1,000,000 shares have been designated Preferred Stock, $0.01 par value (the "Preferred Stock"). The Company had 18,112,056 shares of Common Stock outstanding on May 31, 1995.

     The Company has authorized the designation of 254,000 shares of Series A Preferred Stock to be sold in private placement transactions pursuant to Preferred Stock Purchase Agreements dated June 17, 1995. The holders of Preferred Stock are entitled to receive on a quarterly basis cumulative paid-in-kind dividends at the rate of 7% per annum per share (exclusive of Preferred Stock received as dividends) in preference to the holders of Common Stock. In addition, in the event of a liquidation, winding up, or change in control of the Company, the holders of Preferred Stock are entitled to receive in preference to any distribution of funds to the holders of Common Stock, an amount of $25.00 per share of Preferred Stock (as adjusted for stock dividends, combinations or splits with respect to such shares), plus any accrued but unpaid dividends. The Preferred Stock is redeemable by the Company at any time on or after the thirty-month anniversary date of issuance of the Preferred Stock at the then-conversion price of the Preferred Stock in the event that (i) the Common Stock closing price for forty (40) of sixty (60) consecutive trading days exceeds 100% of the then conversion price, and (ii) the Common Stock into which the Preferred Stock is convertible may be resold by the holders pursuant to an effective registration statement under the Securities Act of 1933 until June 1998 or Rule 144(k). In addition, the Preferred Stock is redeemable by the Company at any time on or after three years from the date of issuance of the Preferred Stock at the liquidation preference payable either in cash or Common Stock; however, the liquidation preference must be paid in cash unless the holders can resell the Common Stock pursuant to an effective registration statement under the Securities Act of 1933 until June 1998 or Rule 144(k). The Preferred Stock is convertible into Common Stock at any time after issuance at a conversion price of $4.00 per share of Common Stock (the "Initial Conversion Price") plus accrued and unpaid dividends. On the date thirteen months from the date of issuance, the Initial Conversion Price of the Preferred Stock (excluding shares of Preferred Stock that have been converted, redeemed or repurchased prior to such date) will be automatically reset to the lesser of (i) the Initial Conversion Price, and (ii) the 30 trading day consecutive average closing market price of the Common Stock for the period beginning on the 30th day prior to the date thirteen months from the date of issuance, but in no event will the Initial Conversion Price be reset to an amount


                                      34.

less than $2.00 per share of Common Stock. In addition, the conversion price will be further reset lower by 10% upon the first occurrence after the conversion price reset set forth in the preceding sentence of (i) a failure to make material filings under the 1934 Act on a timely basis, or (ii) the receipt of a qualified audit opinion. The holders of Preferred Stock are entitled to elect a majority of the Board of Directors in the event that the Company's available cash falls below $5 million. In addition, consent of the holders of a majority of the outstanding Preferred Stock is required for (i) the sale, license or disposal of all or a substantial portion of the Company's assets,
(ii) any indebtedness for borrowed money (other than indebtedness with recourse limited to tangible real and personal property of the Company), (iii) the merger, consolidation, or recapitalization of the Company; or (iv) the amendment or repeal of the Company's charter or bylaws in a manner that adversely affects the holders of the Preferred Stock.

         Holders of shares of Common Stock (and Common Stock issuable upon conversion of Preferred Stock) are entitled to one vote per share on all matters to be voted on by stockholders. Subject to the preferences applicable to the outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably with the holders of Preferred Stock (on an as-converted basis) in all assets remaining after payment of liability and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding shares of Common Stock and Preferred Stock are, and the Common Stock to be outstanding upon completion of this offering, will be, fully paid and nonassessable.

         The Company has outstanding warrants to purchase an aggregate of 3,098,006 shares of the Company's Common Stock. Of the outstanding warrants, warrants to purchase 106,511 shares of Common Stock are being registered in
this offering (the "Warrants").   The Warrants are exercisable at any time
until February 28, 1999. Warrants to purchase 83,131 shares of Common Stock are exercisable at a price of $1.164 per share of Common Stock and Warrants to purchase 23,380 shares of Common Stock are exercisable at a price of $1.943 per share of Common Stock. The exercise price of the warrants is subject to proportional adjustment in the event that the Company undertakes a stock split, stock dividend, or recapitalization.


                                      35.

                          SOMATIX THERAPY CORPORATION

                              FINANCIAL STATEMENTS

                                    Contents

                                                                           Page

Report of Ernst & Young LLP, Independent Auditors..................        F-1

Financial Statements...............................................        F-2

Consolidated Balance Sheets........................................        F-2

Consolidated Statements of Operations..............................        F-3

Consolidated Statements of Stockholders' Equity....................        F-4

Consolidated Statements of Cash Flows..............................        F-5

Notes to Consolidated Financial Statements.........................        F-6

                                 LEGAL MATTERS

         The legality of the securities being offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison, Palo Alto, California.

                                    EXPERTS

         The consolidated financial statements of Somatix Therapy Corporation at June 30, 1994 and 1993, and for each of the three years in the period ended June 30, 1994, appearing in this Registration Statement and Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                      36.

                          SOMATIX THERAPY CORPORATION

                              FINANCIAL STATEMENTS

                                    Contents

                                                                           Page

Report of Ernst & Young LLP, Independent Auditors..................        F-1

Financial Statements...............................................        F-2

Consolidated Balance Sheets........................................        F-2

Consolidated Statements of Operations..............................        F-3

Consolidated Statements of Stockholders' Equity....................        F-4

Consolidated Statements of Cash Flows..............................        F-5

Notes to Consolidated Financial Statements.........................        F-6

                        REPORT OF INDEPENDENT AUDITORS


                   THE BOARD OF DIRECTORS AND STOCKHOLDERS
                         SOMATIX THERAPY CORPORATION


We have audited the accompanying consolidated balance sheets of Somatix Therapy Corporation as of June 30, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated July 29, 1994, the Company, as discussed in Note 8, has experienced substantial losses that adversely affect the Company's liquidity. Note 8 describes the Company's action with respect to this issue.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Somatix Therapy Corporation at June 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.


                                                   ERNST & YOUNG LLP

San Francisco, California
July 29, 1994
except for Note 8, as to which the date is June 16, 1995

                          SOMATIX THERAPY CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                        June 30
                                                                           ---------------------------------
                                                                              1994                  1993
                                                                           -----------           -----------
Current Assets:
 Cash and cash equivalents                                                 $   777,000           $ 5,214,000
 Marketable securities                                                      19,196,000             6,482,000
 Other current assets                                                          901,000               761,000
                                                                           -----------           -----------
    Total current assets                                                    20,874,000            12,457,000
Marketable securities                                                          249,000             6,365,000
Restricted cash                                                                250,000               275,000
Equipment and improvements, at cost:
 Laboratory and production equipment                                         4,040,000             4,585,000
 Equipment under capital leases                                              2,107,000               927,000
 Furniture and office equipment                                              1,204,000             1,741,000
 Leasehold improvements                                                      3,555,000             3,159,000
                                                                           -----------           -----------
    Total equipment and improvements                                        10,906,000            10,412,000
 Less accumulated depreciation and amortization                              6,720,000             6,119,000
                                                                           -----------           -----------
    Net equipment and improvements                                           4,186,000             4,293,000
Other assets                                                                   188,000               134,000
                                                                           -----------           -----------
    Total assets                                                           $25,747,000           $23,524,000
                                                                           ===========           ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
 Accounts payable and accrued liabilities                                $   1,418,000          $  1,174,000
 Accrued compensation and related expenses                                     311,000               356,000
 Capital lease obligations, current portion                                    517,000               173,000
 Other current liabilities                                                      15,000                32,000
                                                                         -------------          ------------
    Total current liabilities                                                2,261,000             1,735,000

Capital lease obligations                                                    1,627,000               176,000
Deferred rent, net of current portion                                           13,000                61,000
Stockholders' Equity:
 Series A Preferred stock, $.01 par value,
    1,000,000  shares authorized; none outstanding
 Common stock, $.01 par value, 25,000,000
    shares authorized; 15,748,937 shares issued and
    outstanding (1993--13,266,606 shares issued
    and outstanding)                                                           157,000               133,000
 Capital in excess of par value                                            132,109,000           118,132,000
 Accumulated deficit                                                      (110,420,000)          (96,713,000)
                                                                         -------------          ------------
Total stockholders' equity                                                  21,846,000            21,552,000
                                                                         -------------          ------------
    Total liabilities and stockholders' equity                           $  25,747,000          $ 23,524,000
                                                                         =============          ============


                            See accompanying notes.

                          SOMATIX THERAPY CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                             Years Ended June 30
                                                           --------------------------------------------------------
                                                               1994                  1993                  1992
                                                           ------------          ------------          ------------
Revenues:
 Licensing agreement                                       $  2,000,000          $         --          $         --
 Research agreements                                            900,000                    --                    --
 Contract manufacturing                                              --                    --                69,000
                                                           ------------          ------------          ------------
    Total revenues                                            2,900,000                    --                69,000
                                                           ------------          ------------          ------------

Costs and Expenses:
 Cost of revenues                                                    --                    --             1,035,000
 Research and development                                    13,186,000            12,732,000             7,444,000
 General and administrative                                   3,895,000             3,903,000             2,568,000
 In-process technology                                               --                    --            33,038,000
                                                           ------------          ------------          ------------
    Total costs and expenses                                 17,081,000            16,635,000            44,085,000
                                                           ------------          ------------          ------------

Operating loss                                              (14,181,000)          (16,635,000)          (44,016,000)
Other income, net                                               474,000               964,000               793,000
                                                           ------------          ------------          ------------
    Net loss                                               $(13,707,000)         $(15,671,000)         $(43,223,000)
                                                           ============          ============          ============
Net loss per share                                               $(0.95)               $(1.19)               $(4.43)
                                                                 ======                ======                ======
Shares used in calculation of net
  loss per share                                             14,417,679            13,191,035             9,751,973
                                                             ==========           ===========             =========


                            See accompanying notes.

                          SOMATIX THERAPY CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                  Capital
                                         Common Stock            in Excess                                          Total
                                     ----------------------        of Par        Deferred       Accumulated     Stockholders'
                                       Shares       Amount         Value       Compensation      Deficit           Equity
                                     -----------    -------     ------------   ------------   -------------     -------------
Years ended June 30, 1994, 1993
  and 1992

Balances, June 30, 1991              $ 7,584,544    $ 76,000    $ 48,964,000     $(42,000)    $ (37,819,000)    $ 11,179,000
                                     -----------    --------    ------------     --------     -------------     ------------
Issuance of shares of common stock
 under stock option and purchase
 plans                                   127,951       1,000         291,000           --                --          292,000
Issuance of common stock to and
 assumptions of options and
 warrants upon the acquisition
 of GeneSys                            1,967,214      20,000      32,203,000           --                --       32,223,000
Public offering of common stock at
 $11.50 per share, net of issuance
 costs                                 3,450,000      34,000      36,029,000           --                --       36,063,000
Issuance of common stock to officer
 as compensation                         12,500           --              --           --                --               --
Amortization of deferred
 compensation                                --           --              --       42,000                --           42,000
Purchase and retirement of common
 stock                                   (4,892)          --         (66,000)          --                --          (66,000)
Net loss                                     --           --              --           --       (43,223,000)     (43,223,000)
                                     -----------    --------    ------------     --------     -------------     ------------
Balances, June 30, 1992              $13,137,317    $131,000    $117,421,000     $     --     $ (81,042,000)    $ 36,510,000
                                     -----------    --------    ------------     --------     -------------     ------------

Issuance of shares of common stock
 under stock option and purchase
 plans                                   137,736       2,000         711,000           --                --          713,000
Purchase and retirement of common
 stock                                    (8,447)         --              --           --                --
Net loss                                      --          --              --           --       (15,671,000)     (15,671,000)
                                     -----------    --------    ------------     --------     -------------     ------------
Balances, June 30, 1993              $13,266,606    $133,000    $118,132,000     $     --     $ (96,713,000)    $ 21,552,000

Issuance of shares of common stock
 under stock option and purchase
 plans                                    13,521          --          69,000           --                --           69,000
Private investment in public
 equity financing at $5.85 per
 share, net of issuance costs          2,005,483      20,000      10,842,000           --                --       10,862,000
Issuance of common stock to
 investor at $6.88 per share,
 net of issuance costs                   232,558       2,000       1,582,000           --                --        1,584,000
Issuance of common stock to
 investor at $6.50 per share,
 net of issuance costs                   230,769       2,000       1,484,000           --                --        1,486,000
Net loss                                      --          --              --           --       (13,707,000)     (13,707,000)
                                     -----------    --------    ------------     --------     -------------     ------------
Balances, June 30, 1994              $15,748,937    $157,000    $132,109,000     $     --     $(110,420,000)    $ 21,846,000
                                     ===========    ========    ============     ========     =============     ============


                            See accompanying notes.

                          SOMATIX THERAPY CORPORATION
                                ________________

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                  Years Ended June 30,
                                                                   -------------------------------------------------
                                                                       1994               1993              1992
                                                                   ------------       ------------      ------------
Cash flows from operating activities:
 Net loss . . . . . . . . . . . . . . . . . . . . . . . . . .      $(13,707,000)      $(15,671,000)     $(43,223,000)
Adjustments to reconcile net loss to
 net cash used in operating activities
  Depreciation and amortization . . . . . . . . . . . . . . .         1,466,000          1,232,000           909,000
  Write-off of acquired in-process technology . . . . . . . .                --                 --        33,038,000
  Decrease in contract revenue receivable . . . . . . . . . .                --                 --            76,000
  Increase in other current assets  . . . . . . . . . . . . .          (140,000)          (320,000)         (558,000)
  Increase in other assets  . . . . . . . . . . . . . . . . .           (54,000)          (134,000)          (56,000)
  Increase (decrease) in accounts payable and . . . . . . . .
   accrued liabilities  . . . . . . . . . . . . . . . . . . .           244,000            (72,000)         (482,000)
  Increase (decrease) in accrued compensation and
   related expenses . . . . . . . . . . . . . . . . . . . . .           (45,000)            94,000           142,000
  Decrease in accrued acquisition costs . . . . . . . . . . .           (17,000)           (75,000)       (1,354,000)
  Increase (decrease) in deferred rent  . . . . . . . . . . .           (48,000)            76,000                --
                                                                   ------------       ------------      ------------
    Net cash used for operating activities  . . . . . . . . .       (12,301,000)       (14,870,000)      (11,508,000)

Cash flows from investing activities:
 Net proceeds from GeneSys acquisition  . . . . . . . . . . .                --                 --         2,171,000
 Sales of marketable securities and changes
  in restricted cash  . . . . . . . . . . . . . . . . . . . .         9,625,000          6,533,000         3,910,000
 Purchase of marketable securities  . . . . . . . . . . . . .       (16,198,000)        (3,453,000)      (11,907,000)
 Purchase of equipment and improvements . . . . . . . . . . .        (1,359,000)        (2,480,000)         (960,000)
                                                                   ------------       ------------      ------------
    Net cash used in investing activities . . . . . . . . . .        (7,932,000)           600,000        (6,786,000)

Cash flows from financing activities:
 Borrowings under sale/leaseback agreements . . . . . . . . .         2,000,000                 --                --
 Principal payments under capital
  lease obligations . . . . . . . . . . . . . . . . . . . . .          (205,000)          (296,000)         (942,000)
 Net proceeds from issuance of common stock . . . . . . . . .        14,001,000            713,000        37,276,000
                                                                   ------------       ------------      ------------
    Net cash provided by financing activities . . . . . . . .        15,796,000            417,000        36,334,000

Net increase (decrease) in cash . . . . . . . . . . . . . . .        (4,437,000)       (13,853,000)       18,040,000
Cash and cash equivalents, beginning of period  . . . . . . .         5,214,000         19,067,000         1,027,000
                                                                   ------------       ------------      ------------
Cash and cash equivalents, end of period  . . . . . . . . . .      $    777,000       $  5,214,000      $ 19,067,000
                                                                   ============       ============      ============
Cash paid for interest  . . . . . . . . . . . . . . . . . . .      $    132,000       $    121,000      $    100,000
Capital lease obligations incurred  . . . . . . . . . . . . .      $         --       $         --      $    658,000


                            See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 1994

NOTE 1.    THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

     COMPANY AND BASIS OF PRESENTATION. Somatix Therapy Corporation ("Somatix" or the "Company") is a leader in the emerging field of gene therapy. Somatix is applying its gene therapy expertise to research and develop therapies to treat a variety of diseases. The Company is the result of two transactions. The first transaction, which was consummated in March 1991, combined Somatix Corporation and Hana Biologics, Inc. The second transaction occurred in January 1992, when the Company acquired GeneSys (See Note 7). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS. Cash equivalents consist of government securities, short-term corporate debt securities and demand deposits with maturities at the date of acquisition of three months or less. Cash equivalents are stated at cost which approximates market value.

     REVENUE RECOGNITION. License revenue is recorded as revenue when all contractual obligations have been met. Research revenue is recorded when earned as defined under the term of the respective agreements. Payments received which are related to future performance are deferred and recognized as income when earned.

     MARKETABLE SECURITIES. Current marketable securities consist primarily of government securities and corporate debt securities having maturities between three months and one year. Non-current marketable securities consist of government securities, bank repurchase agreements and medium-term corporate debt securities having maturities greater than one year. Marketable securities are stated at cost which approximates market value.

     In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company is required to adopt the statement in its financial year ending June 30, 1995. This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The Company believes its short-term investments will be classified as held-to-maturity and recorded at amortized cost with realized gains and losses included in the statement of operations. In addition, the Company believes that if it had adopted this statement in 1994, the effect on its consolidated financial position at June 30, 1994, and results of 1994 operations would not have been significant.

     It is the Company's policy to invest funds not required for current operations in financial instruments with strong credit ratings. The Company has not experienced significant losses to date on these investments.

     EQUIPMENT AND IMPROVEMENTS. Depreciation of equipment and furniture is provided over estimated useful lives of three to ten years using the straight-line method. Assets under capital leases are amortized by the straight-line method over their useful lives from three to five years. Leasehold improvements are being amortized over the remaining lives of the applicable leases.

     RETIREMENT PLAN. On January 1, 1993, the Company established a defined contribution plan which covers all employees 21 years and older. The Company's contributions to the plan are at the discretion of the Company's Board of Directors. Amounts contributed to the plan for the years ended June 30, 1994 and 1993 amounted to $46,000 and $26,000 respectively.

     INCOME TAXES. In February 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the Statement effective July 1, 1993. Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. There was no cumulative effect of adopting SFAS No. 109.

     PER SHARE INFORMATION. Per share information is based on the weighted average number of common shares outstanding during each period. Shares issuable upon the exercise of stock options and warrants are not included since their inclusion would be anti-dilutive.

NOTE 2.    STOCKHOLDERS' EQUITY

         ACQUISITION OF GENESYS THERAPEUTICS CORPORATION

         Pursuant to the acquisition of GeneSys in 1992 (see Note 7), the Company assumed a warrant to purchase 993,740 shares of Series B Preferred Stock from a shareholder at an exercise price of $2.0162 per share. By its terms, this warrant can be exercised for GeneSys Series B Preferred Stock from November 9, 1992 to November 9, 1994. Concurrently with the acquisition, the Company entered into an agreement with the warrant holder whereby the shares of GeneSys stock issuable upon exercise of the warrant may be exchanged for 348,753 shares of the Company's common stock.

         T-BODY TECHNOLOGY RESEARCH AND DEVELOPMENT AGREEMENT

         On April 29, 1994 the Company signed collaborative research and equity purchase agreements with Baxter Healthcare Corporation ("Baxter") to jointly research, develop and commercialize T-body technology for the treatment of cancer. Under the terms of the agreements, the Company and Baxter will be responsible for their own research expenditures. In 1994, the Company received a non-refundable technology license fee of $400,000, as well as $1,600,000 for the sale of 232,558 shares of common stock to Baxter at $6.88/share. Baxter agreed to purchase $1,000,000 in common stock at the then-market price along with making a milestone payment of $1,000,000 after the first patient has been treated in a Phase I clinical trial. Before initiating Phase III clinical trials, the companies will have the opportunity to form a joint venture to complete clinical development and commercialization of this technology. The funding supported by each party at that point will determine the ownership of the joint venture; provided, however, that each party can supplement its funding contributions so that the total amount funded by each party equals at least 30 percent and up to 50 percent of the total expenditures under the program.

         COLORECTAL CANCER TREATMENT RESEARCH AND DEVELOPMENT AGREEMENT

         On May 12, 1994 the Company signed an agreement with a private group of investors (the "Investors") to develop the Company's GVAXTM vaccine technology for the treatment of colorectal cancer. Under the terms of the agreement, the Company received $500,000 to fund preclinical research and $1,500,000 for the sale of 230,769 shares of common stock to the Investors, at $6.50 per share.

These initial research funds have been used to finance staffing, overhead and supply costs associated with the Company's preclinical development of the GVAX vaccine for colorectal cancer. Upon filing an IND, the Company is to receive $2,500,000 from the Investors consisting of research funding of $1,250,000 and $1,250,000 from the sale of additional shares of common stock at the then-current market price. In exchange for funding the program, the Investors will receive royalty payments of 2% of net sales of the colorectal product, although such payments are to be terminated when the Investors have received aggregate payments totaling $1,750,000, therefore recovering research funding under the agreement.

         OTHER BENEFIT OR BONUS PLANS

         1992 STOCK OPTION PLAN. The 1992 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors on September 15, 1992, as the successor of the 1983 Stock Option Plan (the "1983 Plan"). All outstanding options under the 1983 Plan were incorporated into the Option Plan, and no further option grants are to be made under the 1983 Plan. However, each outstanding option incorporated into the Option Plan will continue to be governed by the terms and conditions of the instrument evidencing such grant, and nothing in the Option Plan will affect the rights and obligations of the holders of such options with respect to their acquisition of shares of the Company's common stock thereunder or their exercise of any outstanding stock appreciation rights pertaining to those options. Under the 1992 Stock Option Plan, 2,200,000 shares have been authorized for the grant to employees of either non-qualified or incentive stock options and the grant to consultants of non-qualified options. Incentive options are to be granted with exercise prices not less than the fair market value of common stock at the date of grant and non-qualified options at not less than 85% of fair market value. Options are exercisable as determined by the Board of Directors, and the Company may be granted the right to repurchase shares acquired in diminishing amounts over varying periods of time (none through June 30, 1994). The following table summarizes the activity under the Plan for the years ended June 30, 1994, 1993, and 1992:

                                                                        Options                     Exercise
         For the years ended June 30,                                 Outstanding                    Price
         ----------------------------                                 -----------                -------------
         1991
         ----
         Balance                                                         642,261                 $ 2.50-$25.00

         1992
         ----
         Options granted                                                 661,327                 $ 2.44-$ 8.50
         Options canceled                                               (119,696)                $ 2.88-$ 8.52
         Options exercised                                               (34,919)                $ 2.88-$ 8.52
                                                                       ---------                 -------------
         Balance                                                       1,148,973                 $ 2.44-$25.00

         1993
         ----
         Options granted                                                 787,538                 $ 5.75-$ 9.25
         Options canceled                                               (399,730)                $ 3.75-$ 8.50
         Options exercised                                              (137,736)                $ 2.50-$ 8.52
                                                                       ---------                 -------------
         Balance                                                       1,399,045                 $ 2.50-$ 9.25

         1994
         ----
         Options granted                                                 483,538                 $ 5.63-$ 6.88
         Options canceled                                                (56,737)                $ 3.75-$25.00
         Options exercised                                               (13,521)                $ 2.88-$ 7.00
                                                                       ---------                 -------------
         Balance                                                       1,812,325                 $ 2.88-$25.00
                                                                       =========                 =============

         Of the options outstanding at June 30, 1994, 870,157 shares were exercisable, 428,352 would be subject to repurchase rights if exercised, and 942,169 were unvested and unexercisable.

         1988 SOMATIX CORPORATION STOCK OPTION PLAN. As a result of the merger in March 1991 with Somatix Corporation, the Company adopted Somatix Corporation's 1988 Stock Option Plan. At June 30, 1994, 15,541 options are outstanding under the plan, with an exercise price of $0.14 per share.

NOTE 3.    JOINT RESEARCH AND DEVELOPMENT AGREEMENT

           On November 2, 1993 Baxter Healthcare Corporation and the Company signed an agreement to jointly research and develop a gene therapy approach for the treatment of hemophilia. Under the terms of the agreement, the Company received a non-refundable technology license fee of $2,000,000. The agreement grants Baxter worldwide marketing rights to products developed.

           As a part of this relationship, Baxter and the Company will collaborate in areas of research and manufacturing and Baxter will make certain milestone payments to the Company. Baxter will conduct clinical trials and market the product worldwide. The Company will receive royalties on product sales. The Company has also agreed to provide Baxter with a right of first negotiations for certain other approaches for the treatment of hemophilia A and B.

NOTE 4.    INCOME TAXES

           Significant components of the Company's non-current deferred tax assets are as follows at June 30, 1994:

                                                        FEDERAL                 STATE                  TOTAL
                                                        -------                 -----                  -----
NONCURRENT DEFERRED TAX ASSETS
Net operating loss carryforward                       $ 21,000,000           $2,400,000             $ 23,400,000
Capitalization research and development costs              500,000                   --                  500,000
Research and development credit carryforward             3,000,000              800,000                3,800,000
                                                      ------------           ----------             ------------
Gross non-current deferred tax assets                   24,500,000            3,200,000               27,700,000
Valuation allowance                                    (24,500,000)          (3,200,000)             (27,700,000)
                                                      ------------           ----------             ------------
Net non-current deferred tax asset                    $         --           $       --             $         --
                                                      ------------           ----------             ------------

         The valuation allowance increased $6,600,000 in fiscal year 1994.

         At June 30, 1994 the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $62,000,000 and $26,000,000, respectively, which expire in the years 1995 through 2009. The Company also has federal and state research and development credit carryforwards of approximately $3,000,000 and $800,000, respectively, which expire in the years 1996 through 2009.

         Because of "change in ownership" provisions of the Tax Reform Act of 1986, a portion of the Company's net operating loss and research and development credit carryforwards will be subject to an annual limitation regarding their utilization against taxable income in future periods.

NOTE 5.  COMMITMENTS

         The Company leases certain laboratory and production equipment under capital leases and all office and laboratory space under operating leases. The operating lease agreements generally require the Company to pay operating costs including property taxes, insurance and maintenance.

         Future minimum lease payments under capital and operating leases at June 30, 1994 are as follows:

                                                         Capital             Operating
                                                         Leases                Leases
                                                       ----------            ----------
         1995                                          $  796,000            $1,143,000
         1996                                             718,000             1,494,000
         1997                                             670,000             1,330,000
         1998                                             606,000               783,000
         1999                                                  --               627,000
         Thereafter                                            --                    --
                                                       ----------            ----------
         Total minimum lease payments                  $2,790,000            $5,377,000
                                                       ----------            ==========
         Less amount representing interest                646,000
                                                       ----------
         Present value of minimum lease payments        2,144,000
         Less current portion                             517,000
                                                       ----------
         Long-term portion                             $1,627,000
                                                       ==========

         At June 30, 1994, the Company has certificates of deposit totaling $250,000 which secure certain operating and capital leases.

         Rent expense was approximately $1,051,000, $784,000 and $488,000 for fiscal years 1994, 1993, and 1992, respectively. At June 30, 1994, the net book value of equipment under capital leases is $2,071,000 ($371,000 in 1993). Certain other facilities are sub-leased under a non-cancelable lease for terms substantially identical to the original lease.

         On May 24, 1994, the Company entered into a $2,000,000 sale/leaseback transaction for equipment used in the Company's operations. The Company's resulting gain of $358,000 has been recorded on the accompanying balance sheets as an offset to equipment under capital leases and is being amortized over the lease term. The lessor also received warrants, exercisable until May 24, 1999, to purchase 25,000 shares of the Company's common stock at an exercise price of $7.00 per share.

NOTE 6.  OTHER INCOME

         Other income is comprised of the following:

                                                          Year ended June 30
                                           --------------------------------------------------
                                              1994                1993                1992
                                           ---------           ----------           ---------
         Interest income                   $ 731,000           $1,067,000           $ 758,000
         Interest expense                   (132,000)            (124,000)           (100,000)
         Other income (expense), net        (125,000)              21,000             135,000
                                           ---------           ----------           ---------
                                           $ 474,000           $  964,000           $ 793,000
                                           =========           ==========           =========

NOTE 7.    ACQUISITION OF GENESYS THERAPEUTICS CORPORATION

           On January 17, 1992, the Company completed its acquisition (the "Acquisition") of GeneSys, a privately held gene therapy company, pursuant to a transaction in which a wholly owned subsidiary of the Company was merged into GeneSys. The Company acquired all capital stock of GeneSys by issuing 1,967,214 shares of common stock in exchange for all of the outstanding capital stock of GeneSys and assumed options and warrants to purchase an aggregate of 549,453 shares of the Company's common stock at exercise prices between $0.28 and $5.73 per share.

           The transaction was accounted for as a purchase and the consideration issued by the Company was allocated to the tangible and intangible assets acquired based upon their estimated fair values on the Acquisition date. The aggregate purchase price of $35.7 million consisted of (in thousands):

      Market value of common stock  . . . . . . . . . . . . . . . . . . . . . . . . .      $26,727
      Fair value, net of accrued proceeds from exercise
       of warrants and options assumed  . . . . . . . . . . . . . . . . . . . . . . .        5,429
      Acquisition costs and expenses  . . . . . . . . . . . . . . . . . . . . . . . .        3,114
      Liabilities assumed . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          425
                                                                                           -------
                          Total purchase price  . . . . . . . . . . . . . . . . . . .      $35,695
                                                                                           =======

           The aggregate purchase price exceeded the fair value of GeneSys tangible assets by $33 million. This amount was allocated to acquired in-process technology and written off to operations in fiscal 1992. The allocation of the aggregate purchase price was as follows (in thousands):

      Current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 2,388
      Property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . .          269
      In-process technology . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       33,038
                                                                                           -------
                                                                                           $35,695
                                                                                           =======

           The operating results of GeneSys have been included in the Company's statement of operations commencing January 17, 1992. Had the Acquisition occurred on July 1, 1990, Somatix Therapy Corporation's unaudited pro forma operating results would have been as follows (in thousands) for the year ended June 30, 1992:

      Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $     69
      Operating loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (11,383)
      Net loss  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (10,590)
      Net loss per share  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   (.98)

           The summarized pro forma results above consolidate GeneSys' operating results with those of Somatix. The pro forma results are for comparative purposes only and do not purport to present what would have occurred had the Acquisition been made at the beginning of fiscal 1991 or of the results which may occur in the future.

NOTE 8  SUBSEQUENT EVENT

        The Company continued to incur losses for the period from July 1, 1994 to June 16, 1995. Such losses have resulted primarily from expenses incurred in the Company's reseach and development programs, the acquisition of new technology and to a lesser extent from general and administrative expenses. These losses have had a material adverse effect on the Company's liquidity and at June 16, 1995, the Company has a working capital deficit. The Company has received subscription agreements covering approximately $16.5 million in units consisting of common stock and warrants or preferred stock and warrants the closing of which is expected to occur on or about June 30, 1995.


             No dealer, salesperson or other individual has been authorized to give any information or make any representations in connection with
        this offering other than those contained in this Prospectus and, if                        2,363,895 Shares
        given or made, such information or representations must not be relied upon as having been authorized by the Company.  This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any of the securities in any jurisdiction where, or to any person to whom, it
        is unlawful to make such offer or solicitation.  The delivery of this                          SOMATIX
        Prospectus at any time does not imply that information herein is                        THERAPY CORPORATION
        correct as of any time subsequent to its date.


                                                                                                    Common Stock

                               TABLE OF CONTENTS

                                                                 Page
                                                                 ----

         Available Information . . . . . . . . . . . . . . . . .    3
         Incorporation of Certain Documents by Reference . . . .    3                    ----------------------------------
         The Company . . . . . . . . . . . . . . . . . . . . . .    5
         Background of Gene Therapy  . . . . . . . . . . . . . .    5
         Core Science and Clinical Development Programs  . . . .    6                             June _____, 1995
         Risk Factors  . . . . . . . . . . . . . . . . . . . . .   10
         Selling Stockholders  . . . . . . . . . . . . . . . . .   16
         Plan of Distribution  . . . . . . . . . . . . . . . . .   20                    ------------------------------- --
         Description of Capital Stock  . . . . . . . . . . . . .   20
         Legal Matters . . . . . . . . . . . . . . . . . . . . .   20
         Experts . . . . . . . . . . . . . . . . . . . . . . . .   20
         Index to Consolidated Financial Statements  . . . . . .  F-1
         Report of Independent Auditors  . . . . . . . . . . . .  F-1
         Financial Statements  . . . . . . . . . . . . . . . . .  F-2



                                      37.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution.

          The fees and expenses incurred by the Company in connection with the offering are payable by the Company and, other than filing fees, are estimated as follows:

    Securities and Exchange Commission Registration Fee . . . . . . . .  $ 3,464
    Legal Fees and Expenses . . . . . . . . . . . . . . . . . . . . . .   20,000
    Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . .    5,000
    Transfer Agent Fees and Expenses  . . . . . . . . . . . . . . . . .    5,000
    Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . .   10,000
                                                                         -------
      Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $43,464


Item 14.  Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

             Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

             The Registrant's Restated Certificate of Incorporation provides that the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant has entered into indemnification agreements with all of its officers and directors, as permitted by the DGCL.


   Item 16.  Exhibits and Financial Statement Schedules.

             The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.

    (a)  Exhibits


 Exhibit
 Number                Description
 ------                -----------
 5.1             Opinion of Brobeck, Phleger & Harrison.
 23.1            Consent of Ernst & Young LLP.
 23.2            Consent of Brobeck, Phleger & Harrison (included in the opinion filed as Exhibit 5.1).
 24.1            Power of Attorney (included in Part II of this Registration Statement under the caption
                 "Signatures").
- ----------------------

Item 17.  Undertakings.

          The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the

Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ALAMEDA, STATE OF CALIFORNIA ON THIS 19TH DAY OF JUNE, 1995.

                                  SOMATIX THERAPY CORPORATION


                                   By        /s/ David W. Carter
                                      -------------------------------------
                                        David W. Carter, Chairman of the
                                        Board, President, Chief Executive
                                        Officer



                               POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS:

         That the undersigned officers and directors of Somatix Therapy Corporation, a Delaware corporation, do hereby constitute and appoint jointly and severally, David W. Carter and Mark N.K. Bagnall and each of them, the lawful attorneys and agents, with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents or any of them shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

         IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                                      Signature                                    Capacity                  Date
                                      ---------                                    --------                  ----

                 /s/ David W. Carter                                   Chairman of the Board,            June 19, 1995
                 --------------------------------------------------    President, Chief Executive
                 David W. Carter                                       Officer and Director
                                                                       (Principal Executive Officer)

                 /s/ Mark N. K. Bagnall                                Vice President, Finance, and      June 19, 1995
                 ---------------------------------------------------   Chief Financial Officer
                 Mark N. K. Bagnall                                    (Principal Financial and
                                                                       Accounting Officer)

                 /s/ Karen Davis, Ph.D.                                Director                          June 19, 1995
                 ---------------------------------------------------
                 Karen Davis, Ph.D.


                 /s/ Michael R. Eisenson                               Director                          June 19, 1995
                 ---------------------------------------------------
                 Michael R. Eisenson


                 /s/ Fred H. Gage, Ph.D.                               Director                          June 19, 1995
                 ---------------------------------------------------
                 Fred H. Gage, Ph.D.


                 /s/ Harry F. Hixson, Jr. Ph.D.                        Director                          June 19, 1995
                 ---------------------------------------------------
                 Harry F. Hixson, Jr., Ph.D.


                 /s/ Richard C. Mulligan, Ph.D.                        Director                          June 19, 1995
                 ---------------------------------------------------
                 Richard C. Mulligan, Ph.D.


                 /s/ John T. Potts, Jr., M.D.                          Director                          June 19, 1995
                 ---------------------------------------------------
                 John T. Potts, Jr., M.D.


                 /s/ Thomas E. Shenk, Ph.D.                            Director                          June 19, 1995
                 ---------------------------------------------------
                 Thomas E. Shenk, Ph.D.


                 /s/ Samuel D. Waksal, Ph.D.                           Director                          June 19, 1995
                 ---------------------------------------------------
                 Samuel D. Waksal, Ph.D.

                                        INDEX TO EXHIBITS

                                                                                                            Sequentially
Exhibit                                                                                                       Numbered
  No.                                                  EXHIBIT                                               Page No.
- -------                                                                                                     ------------
 5.1     Opinion of Brobeck, Phleger & Harrison . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    *

23.1     Consent of Ernst & Young LLP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    *

23.2     Consent of Brobeck, Phleger & Harrison (See Exhibit 5.1) . . . . . . . . . . . . . . . . . . . . . .    *

24.1     Power of Attorney (See page II-3)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    *

__________